PROSPECTUS SUPPLEMENT NO. 1 TO REG 333-143648

Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-143648

Northern Oil and Gas, Inc.
Prospectus Supplement No. 1 dated September 14, 2007
(To Prospectus dated August 13, 2007)

4,671,573 shares of common stock

This Prospectus Supplement No., 1 supplements information contained in that certain Prospectus, dated August 13, 2007, as amended or supplemented (the “Prospectus”), relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 4,671,573 shares of common stock of Northern Oil and Gas, Inc. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling shareholders.

Filing of Current Reports on Form 8-K

On September 14, 2007, we filed a Current Report on Form 8-K to report consummation of a private sale of securities, the contents of which are to be included after the last paragraph in the discussion under the heading, “Business - Recent Developments” on page 15 of the Prospectus and are set forth below:

On September 10, 2007 Northern Oil & Gas, Inc. (the “Company”) completed a private placement of 4,545,455 shares of common stock to accredited investors at a subscription price of $3.30 per share for total gross proceeds of $15,000,000.

In addition to common stock, investors purchasing shares in the private placement will also receive a warrant to purchase common stock. For each share of common stock purchased in this transaction, the purchaser will receive the right to purchase one-half share of Northern common stock at a price of $5.00 per share for a period of 18 months from the date of closing and the right to purchase one-half share of Northern common stock at a price of $6.00 for a period of 48 months from the date of closing. The total number of shares which are issuable upon exercise of the warrants, including the placement agent’s warrant, is 4,818,183.

FIG Partners, LLC Energy Research & Capital Partners served as the exclusive placement agent for the transaction for which it received consideration in cash and warrants.

In connection with the private placement, the Company has agreed to file a registration statement covering the shares, including the shares to be issued upon exercise of warrants, with the United States Securities and Exchange Commission.

In addition, four of the Company’s founders have executed restriction agreements under which they agree not to sell shares of beneficial interest in the Company for a period of 18 months from the closing of this private placement, except under certain limited circumstances. Approximately 13,289,000 shares of the Company’s common stock are subject to the lock-up agreement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 1 is September 14, 2007.